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                            BFMA HOLDING CORPORATION
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July 27, 2001

VIA FACSIMILE AND OVERNIGHT COURIER

Allen Bernstein
Chairman and CEO
Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, NY 11042

Dear Mr. Bernstein:

         Your July 20 press release was simply another of your attempts to deflect attention from the real issue in this situation: that you, Tom Baldwin, John Castle and the rest of the directors are acting in your own interests and not on behalf of Morton's shareholders. Consistent with our prior predictions, you have once again made false statements about BFMA and me in order to avoid timely exploration of our offer.

         You and John have caused the special committee to stall until our financing commitment from Icahn Associates expired. To now assert publicly that BFMA and Icahn Associates did not have the financial wherewithal necessary to complete this transaction or that BFMA was not a serious acquiror is simply ludicrous. Your advisors met with us on June 19, 2001 to review our financing capability and commitments. BFMA and Icahn Associates went above and beyond what would typically be required at that stage to prove to you and your advisors that they had the resources to stand behind their commitments. BFMA clearly demonstrated that it had the capital necessary to consummate the transaction. In addition, BFMA has spent over $2 million in pursuing this transaction and you have rebuffed us at every step in the process. It was immediately obvious to us, and now evident to everyone else, that you have delayed this process for three months with the sole intention of claiming that our offer was "not serious" once our financing commitment expired.

         Given your behavior through this process, it does not surprise me that you would state that my "rantings" are without merit. I would like to remind you that BFMA is the largest non-institutional shareholder of Morton's, and our personal investment in Morton's is larger than that of the entire board of directors and management. Your public statements, containing distortions and outright falsehoods about BFMA's offer and me, have been typical of your conduct since we approached you earlier this year. My July 20, 2001 letter simply stated what I believe about your conduct.

         I have no doubt that Morton's shareholders will remember your utter disregard for them. We are all anxious to hear the results of your three month so-called "examination of strategic alternatives", and hope that it will provide timely and meaningful benefit for all shareholders, not just you and your cronies.

         We remain interested in acquiring Morton's and would welcome the opportunity to participate in a fair and open sale process. However, we do not believe that this is possible without independent shareholder representation on the Board and the special committee. If you attempt to do otherwise, you can expect us to continue to be a shareholder activist and to monitor your failures in providing real value to all of Morton's shareholders.

 Sincerely,

/s/ Barry W. Florescue
Barry W. Florescue
Chairman and CEO


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